ANDREW:

As we speak, a $4 trillion wave of debt is forcing the biggest players in real estate to sell their best properties at deep discounts.

This is the kind of market correction that only happens about once every 15 years, and even then it's usually captured by a closed system of insiders.

But for the first time, everyday investors like you have a chance to capitalize on it.
NICK (VO):

Ok, timeout.

At this point, you're probably thinking, This sounds too good to be true.

NICK (REVEAL)

And if you are, I'll let you in on a secret to how that system works. The best deals in real estate? Most investors never see them.
NICK:

They're not listed publicly. You won't find them on websites. A bank calls a broker, that broker calls their top client, and the property is sold. It's a closed loop.

But recently, that system created a massive opening.

During the pandemic, the biggest players bought billions in real estate when interest rates were at historic lows.

Now, those loans are coming due when rates are significantly higher, kicking off a downturn we haven't seen since 2008.

Owners can't refinance, so they're being forced to sell prime properties at 20-40% discounts.
ANDREW:

That's where AARE comes in.

We're a diversified real estate company with a 300-person national team handling everything from sales, investments, property management, and mortgage lending.

We've combined our service and investment expertise to form a Real Estate Investment Trust, or REIT, that allows everyday investors just like you to acquire these institutional-grade properties with us. Top operators across the US -the professional real estate firms, firms who buy, manage, and improve large properties – bring us their best opportunities because they know we can execute quickly and reliably.

By using the capital from this raise, we can buy an ownership share in these deals and take on less debt than the over-leveraged owners who are now forced to sell. This conservative approach is central to our strategy.
NICK:

But this is also our chance to fix a broken industry.

Most investment models are built for short-term gain, not long-term value. We built AARE to be different, and now we're attracting attention from some of the most respected, mission-driven investment firms in the country.
LYNSEY'S TESTIMONIAL:

Apartment life exists to eradicate loneliness in the multifamily industry. We do this through welcoming every resident to the community and being their ambassador on site. We invite them to the events and find out what their likes and what they're interested in, and connect them to other residents and create a sticky community, they want to be a part of.
We work with businesses that deliver both strong financial returns and lasting community impact. In real estate, that's difficult. Most funds have about a five year life, so any good work gets completely uprooted when that property sells. And that's where our partnership comes in. AARE's model is different. It's built to last. The long term structure is what allows for real, sustainable community building, which we believe is not only the right thing to do, but also the smartest way to create lasting value.

NICK:

This is a fundamental part of how we aim to deliver both financial and social returns. It's how we've attracted over $3 million from over 250 shareholders strictly by word-of-mouth. That early belief is why we

spent the last five years paving the groundwork to operate as a public
company, completing the advanced framework, audits and SEC filings
required to build this for the long run.

ANDREW:
Where you invest your money matters. It can either fuel a broken
system or build a better one.
Join us and, together, let's build with purpose.
Invest in AARE today!